UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 7, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Release of restated historical financial information (2011, 2012 and 9M13) to reflect the creation of non-strategic units within Credit Suisse’s divisions and the Corporate Center
Zurich, January 7, 2014 Credit Suisse today released historical financial information restated for the creation of the non-strategic units within Credit Suisse’s divisions (as previously announced on October 24, 2013). Credit Suisse will also apply a consistent approach to the results of the Corporate Center, including the disclosure of non-strategic items, and has accelerated the targeted run-off of the leverage exposure and risk-weighted assets of the non-strategic units. David Mathers, Chief Financial Officer, will host a short webcast today at 09:00 CET to highlight the key elements.

Beginning with Credit Suisse’s 4Q13 and full-year 2013 results, to be released on or about February 6, 2014, the results of Credit Suisse’s two divisions and the Corporate Center will be disclosed according to the amended reporting structure, separated into strategic and non-strategic results. The creation of the non-strategic units and the amended reporting structure do not impact the consolidated results of Credit Suisse Group or Core Results.

Credit Suisse has also accelerated the run-off profile of its non-strategic positions, which is expected to drive reductions in leverage exposure and risk-weighted assets. Credit Suisse targets a 76% reduction in non-strategic leverage exposure and a 58% reduction of non-strategic risk-weighted assets by the end of 2015, compared to September 30, 2013.

The impact of the amended reporting structure on the divisional results and the results of the Corporate Center and the accelerated run-off profile are summarized in the attached presentation. The attached spreadsheet provides restated historical financial information for the first three quarters of 2013 and for all quarters of 2012 and 2011.

David Mathers, Chief Financial Officer, will host a short webcast today at 09:00 CET to highlight the key elements in the restated historical financial information. For webcast details, please see the last page of this media release.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Media Release
January 7, 2014 Page 2/3
4

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2012.

Media Release
January 7, 2014 Page 3/3
4

Presentation of Credit Suisse Group’s restated historical financial information

Date	Tuesday, January 7, 2014

Time	09:00 Zurich / 08:00 London / 03:00 New York

Speakers	David Mathers, Chief Financial Officer
The presentations will be held in English.

Audio webcast	www.credit-suisse.com/results

Telephone	Switzerland: +41 44 580 40 01
Europe: +44 1452 565 510
US: +1 866 389 9771
Reference: Credit Suisse Group Conference Call

Q&A session	Following the presentations, you will have the opportunity to ask questions via the telephone conference.

Playback	Replay available approximately two hours after the event by visiting
www.credit-suisse.com/results or by dialing:
Switzerland: +41 44 580 34 56
Europe: +44 1452 550 000
US: +1 866 247 4222
Conference ID: 25021127#

Non-Strategic units Changes to the reporting structure and restated historical financial information reflecting the Non-Strategic units January 7, 2014

* Disclaimer January 7, 2014 Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and in "Cautionary statement regarding forward-looking information" in our third quarter report 2013 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. Statement regarding purpose and basis of presentation The purpose of this presentation is to provide a preliminary unaudited restatement of previously published historical financial information based on a revised reporting structure following the creation of non-strategic units in Private Banking & Wealth Management and Investment Banking, as well as the application of a consistent approach to non-strategic items in the Corporate Center. The restated unaudited historical financial information in this presentation remains preliminary and will only be finalized with the publication of the 4Q13 financial report. In preparing this presentation, management is required to make estimates and assumptions which affect the reported numbers and actual results may differ from those estimates. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including underlying results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation and in our third quarter report 2013, both of which can be found on our website at credit-suisse.com. Statement regarding Basel 3 disclosures As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods.

Strategic context: shift resources to focus on growth in high-returning businesses

Strategic objectives

- Refocus and drive growth initiatives in high-returning businesses, especially in Private Banking & Wealth Management
- Release resources from Non-Strategic operations to fund shareholder returns and growth
- Accelerate move towards more balanced capital allocation between IB and PB&WM

Resource release and rebalancing

- Creation of Non-Strategic units within Investment Banking and Private Banking & Wealth Management and clear separation of Non-Strategic items in Corporate Center to further accelerate reduction of capital and costs currently trapped in Non-Strategic assets
  - Separate management within each division and a clear governance structure
- Material rebalancing of capital with long-term RWA target revised to ~CHF 250 bn
- Revised long-term target for leverage exposure[1] to CHF 1,070 bn and 2015 expense reduction target to > CHF 4.5 bn

Focus on growth

- Full attention of line management on Strategic businesses and high-returning growth opportunities
- Increase our presence in key emerging markets with particular focus in EEMEA, Asia and Latin America
- Continued focus on increasing growth in UHNWI business, a key One Bank initiative, including substantial increase in lending, potentially adding ~CHF 15 – 20 bn of RWA into PB&WM
- Expansion of digital client interface, particularly in Asia

Strategy positions us to redeploy resources to achieve highest returns in the industry and deliver sustained and substantial cash returns to shareholders

1 Leverage exposure referenced on this slide and the rest of the presentation refers to Swiss leverage exposure.

CREDIT SUISSE
January 7, 2014
3

* Under the new reporting structure: Clear delineation between Strategic and Non-Strategic results provides increased focus on financials representative of our operating performance Definition of Core Results is unchanged Reported results now comprise Strategic and Non-Strategic results Underlying and normalized definitions and adjustments will be phased out and fully retired in 2014 Corporate Center items previously disclosed as adjustments from reported to ‘Underlying’ results will map to ‘Corporate Center Non-Strategic items’, with the exception of realignment costs relating to the Non-Strategic units, which will be carried directly in the relevant Non-Strategic unit going forward With the creation of the divisional Non-Strategic units and Non-Strategic items in the Corporate Center, the reporting structure has been adjusted to emphasize the Strategic and Non-Strategic components of Core Results New Reporting structure – post creation of the Non-Strategic units New reporting structure to emphasize strategic & non-strategic results January 7, 2014 Old Reporting structure – before creation of Non-Strategic units

New reporting structure – Impact on financial reporting No changes to consolidated historical financial statements Divisional financial results restated to reflect revised reporting structure, separated into Strategic results and Non-Strategic results Enhanced disclosure for Corporate Center, separated into Strategic and Non-Strategic results, similar to divisional structures New reporting structure with the elimination of underlying results and the corresponding reconciliation to reported results; prior underlying results adjustments to be captured within Non-Strategic items in Corporate Center or Non-Strategic units within divisions Separate reporting of strategic results will help the market view Credit Suisse results through the performance of the long-term business mix, instead of the previous underlying results that were only adjusted for items we did not consider representative of our operating performance New reporting structure with clear delineation between Strategic and Non-Strategic results enhances financial disclosure transparency while increasing focus on strategic businesses within divisions and on the Group level * January 7, 2014

Investment Banking Non-Strategic unit Private Banking & Wealth Mgmt. Non-Strategic unit Create Non-Strategic unit for Private Banking and Wealth Management to include: Positions relating to restructuring of the former Asset Management division Run-off operations related to small markets initiative Legacy cross-border business related run-off, litigation and settlement costs, primarily US cross-border Impact of restructuring of German onshore operations Other smaller Non-Strategic positions in CIC Roll off and active reduction of selective products Create Non-Strategic unit for Investment Banking by expanding and formalizing the scope of Fixed Income wind-down business to include: Existing legacy Fixed Income wind-down business Impact of restructuring of the Rates business, primarily legacy non-Basel 3 compliant positions and capital intensive structured positions1 Legacy funding costs associated with non-Basel 3 compliant debt instruments Legacy litigation costs Other small Non-Strategic positions in the Investment Bank Non-Strategic units to enhance management focus and transparency for business divisions; consistent approach for Corporate Center Corporate Center Non-Strategic items Include items that management does not consider representative of our Core performance including: Valuation impacts from movements in credit spreads on own liabilities carried at fair value Realignment costs and IT architecture simplification Certain litigation provisions Business disposals & impairments not included in divisions or divisional Non-Strategic units Legacy funding costs associated with non-Basel 3 compliant debt instruments Establishing the Non-Strategic units is an evolution of our IB wind-down strategy to further drive progress on capital and savings through accelerated de-risking and deleveraging; separate disclosure improves transparency * January 7, 2014 1 Includes the legacy portfolio of capital-intensive bilateral derivative trades in markets with developed clearing requirements. For markets where the market clearing mechanism has not yet developed, such portfolios will continue to remain in the strategic businesses. Once these derivative markets develop clearing mechanisms that are in line with our stated business strategy, we plan to add the legacy bilateral derivatives to the Investment Banking Non-Strategic unit.

9M13 Financial summary – Non-Strategic results

	Balance sheet CHF bn			Reported Financials CHF mn			Underlying Financials CHF mn		
	Leverage Exposure	On-Balance Sheet Assets	Basel 3 RWA	Net Revenues	Total Expenses[2]	Pre-tax Income	Net Revenues	Total Expenses[2]	Pre-tax Income
Investment Banking Non-Strategic unit									
Fixed Income Wind-down	28	15	9	(93)	112	(207)	(93)	112	(207)
Legacy Rates	40	3	4	13	74	(62)	13	74	(62)
Legacy litigation provisions and fees	--	--	--	(78)	381	(459)	(78)	381	(459)
Legacy funding costs	--	--	--	(287)	--	(287)	(287)	--	(287)
Other Non-Strategic positions and items	16	12	5	(27)	61	(87)	(27)	61	(87)
IB Non-Strategic results	**84**	**31**	**18**	**(472)**	**628**	**(1,102)**	**(472)**	**628**	**(1,102)**
Total expenses excl. litigation provisions and fees	--	--	--	--	*247*	--	--	*247*	--
Private Banking & Wealth Management Non-Strategic unit									
Wealth Management Clients	16	16	1	313	354	(41)	285	354	(69)
Corporate & Institutional Clients	2	2	1	39	11	(25)	39	11	(25)
Asset Management	5	5	4	482	192	290	209	134	75
PB&WM Non-Strategic results	**23**	**22**	**6**	**834**	**557**	**224**	**533**	**499**	**(19)**
Total expenses excl. UK withholding tax charge	--	--	--	--	*457*	--	--	*399*	--
Corporate Center Non-Strategic items									
Movements in credit spreads in own liabilities	--	--	--	(100)	13	(113)	--	--	--
Realignment costs and IT architecture simplification	--	--	--	--	322	(322)	--	--	--
Legacy funding costs	--	--	--	(63)	--	(63)	(63)	--	(63)
Discontinued operations reclassifications[1]	--	--	--	(380)	(139)	(241)	(143)	(71)	(72)
Other Non-Strategic items	--	--	--	10	73	(63)	87	73	14
Corporate Center Non-Strategic results	**--**	**--**	**--**	**(533)**	**269**	**(802)**	**(119)**	**2**	**(121)**
Total Non-Strategic results	**107**	**53**	**24**	**(171)**	**1,454**	**(1,680)**	**(58)**	**1,129**	**(1,242)**

1 Discontinued operations reclassification relate to the sales and operations of the ETF, Strategic Partners and CFIG businesses recorded in PB&WM in 9M13.
2 Total expenses do not include credit provisions.
Rounding differences may occur with externally published spreadsheets.

CREDIT SUISSE
January 7, 2014 7

* Restated financials with Non-Strategic units for Credit Suisse Group’s Core Results – 9M13 9M13 Credit Suisse Group restated financials for Core Results in CHF mn January 7, 2014 1 PB&WM includes equity participation gains of CHF 146 mn from the sale of ETF business and CHF 91 mn from the sale of Strategic Partners and transaction related costs of CHF 2 mn each, gains on private equity disposals of CHF 40 mn, a gain of CHF 34 mn on the sale JO Hambro, a related settlement adjustment of CHF (6)mn, and impairments on AMF of CHF 18 mn. Participation gains of CHF 146 mn from the sale of ETF business and CHF 91 mn from the sale of Strategic Partners are offset in CC; CC also includes a CTA loss of CHF 80 mn on the sale JO Hambro. 2 Based on CHF-denominated post-tax income; assumes tax rate of 30% in 2Q13 and 3Q13, and 25% in 1Q13, and capital allocated at 10% of avg. Basel 3 RWAs; return on Basel 3 RWA is different from externally disclosed Return on Equity. 3 Excludes pre-tax income impact from movements in credit spreads on own liabilities of CHF (113) mn and net gains from asset disposals of CHF (21) mn in Core Results. 4 Certain immaterial revenue and expense items in the PB&WM division are now presented on a net basis per the applicable accounting standards; prior periods have been restated to conform to the current presentation. Rounding differences may occur with externally published spreadsheets.

* Restated financials with Non-Strategic units for Credit Suisse Group’s Core Results – 2012 2012 Credit Suisse Group restated financials for Core Results in CHF mn January 7, 2014 1 PB&WM includes Aberdeen gains of CHF 384 mn, a Wincasa gain of CHF 45 mn, impairment of AMF and other equity participations-related losses of CHF (68) mn, losses from planned sale of certain private equity investments of CHF (82) mn, and a gain from the sale of a non-core business of CHF 41 mn. 2 Based on CHF-denominated post-tax income; assumes tax rate of 25% in all quarters in 2012, and capital allocated at 10% of average Basel 3 RWAs; return on Basel 3 RWA is different from externally disclosed Return on Equity. 3 Excludes pre-tax income impact from movements in credit spreads on own liabilities of CHF (2,939) mn and gains from asset disposals of CHF 319 mn in Core Results. Rounding differences may occur with externally published spreadsheets.

Targeted Non-Strategic leverage exposure and Basel 3 RWA run-off profile

PB&WM and IB Non-Strategic units
Leverage exposure and Basel 3 RWA in CHF bn



Private Banking & Wealth Management
Investment Banking
107
(76%)
84
23
26
22
4
9M13
2015+
Leverage exposure
24
(58%)
18
6
10[1]
5
5
9M13
2015+
Basel 3 RWA

Note: For financials denominated in USD, period end 3Q13 spot CHF/USD of 0.90 was used in 9M13 and all future periods. Rounding differences may occur with externally published spreadsheets.
1 Includes anticipated 2014 adverse model change.

- Drives **significant further reduction in Basel 3 RWA,** rebalancing the Group towards long term RWA goal with **~50% of Basel 3 RWA allocated to the IB** and **reinvestments into PB&WM** growth initiatives
- Estimate the **cost of exiting** non-strategic positions by 2015 is likely in **the range of 2–3% of RWA**
- **PB&WM: Target over 80% reduction in Non-Strategic leverage exposure** by end 2015:
  - Active management for wind down of specific businesses and product positions in the next two years
  - Further reductions after 2015 based on natural roll-off as well as active management of Private Equity participations
- **IB: Target over 70% reduction in Non-Strategic leverage exposure** in Investment Banking by end 2015
  - Existing Fixed Income wind-down asset disposals on an opportunistic, market-dependent basis that minimizes economic impact
  - Combination of natural roll-off and active reduction of trades and positions in Legacy Rates
  - Remaining portfolio expected to decline over the next three years through a combination of natural roll-off and opportunistic active portfolio management
  - Future addition of legacy bilateral derivatives to the IB Non-Strategic unit, once the clearing markets develop, is not expected to significantly change the non-strategic balance sheet overall nor the run-off profile

CREDIT SUISSE
January 7, 2014 10

Non-Strategic run-off profile significantly reduces pre-tax income drag over time * January 7, 2014 Discontinued operations not recurring in 2014 Illustrative reduction of Non-Strategic pre-tax income drag in CHF mn Impact driven by volatility in own credit spreads, as well as the size of the portfolio carried at fair value, to decline over time CC and PB&WM underlying adjustments reflect gains and losses on asset sales executed as part of the 2012 capital plan, which is largely complete One-off UK withholding tax charge Expected to continue over remainder of 2011-2015 cost reduction program and decline thereafter Expected to reduce by more than 50% in 2014 as some of the instruments mature. The remainder mature by the end of 2018 Incremental cost savings increased from CHF 4.4 bn to >CHF 4.5 bn by end 2015 Includes CHF 459 mn of certain legacy litigation provisions and fees Remainder predominately relates to FID wind down and Legacy Rates, which will be targeted for accelerated wind down Corporate Center PB&WM IB

Governance and controls of Non-Strategic units

Activities with significant capital absorption under new regulation and returns below expectation Activities with significant leverage exposures identified for de-risking Activities no longer feasible under emerging cross-border regulations or those that may be legally challenged Assets & liabilities of businesses being run-off Infrastructure associated with activities classified as Non-Strategic or redundant Other items reported in the Corporate Center management does not consider representative of our Core performance Definition of “Non-Strategic” Clear inventory qualification criteria across divisions Financial impact clearly defined One-time irreversible assignment Qualification criteria Establishment of Non-Strategic Oversight Board, a governance and decision-making group with the following responsibilities: Represent an independent challenge over the Non-Strategic executive management with clear rules governing interaction between the Non-Strategic units and strategic businesses Ensure credibility over Non-Strategic approach and results and meet Board of Directors and regulatory requirements Approval / supervision of guiding principles, day 1 inventory, operating agreements and KPIs to achieve results aligned with strategy Approval of asset disposals above agreed thresholds, the use of restructuring or other costs to achieve run-off and any additions to the Non-Strategic inventory Sign-off & oversight * Consistent qualification criteria and strong oversight January 7, 2014

* PB&WM Management IB Management PB&WM Non-Strategic unit Non-Strategic Oversight Board 1 AM CIC WMC FID Equity IBD Existing organization Existing leadership Non-Strategic organization Non-Strategic Oversight Board IB Non-Strategic unit Shared Services Each Non-Strategic unit includes all assets and businesses that meet the Non-Strategic definitions Divisional leadership focuses on growth initiatives in the strategic businesses while retaining responsibility for the Non-Strategic units Non-Strategic units are operated and managed distinctly from the strategic businesses Non-Strategic governance structure 1 Non-Strategic Oversight Board also governs Corporate Center Non-Strategic items. January 7, 2014

Appendix

Reconciliation of Non-Strategic disclosure

between disclosure provided on October 24, 2013 and January 7, 2014

9M13 financials in CHF mn

	Scope of inventory as of 3Q13 earnings release on Oct 24, 2013					
	Non-Strategic as disclosed in 3Q13 presentation *(underlying basis)* +	Impact of AM sales and discontinued ops. =	Total Non-Strategic +	Changes to Non-Strategic portfolio since 3Q13 =	Non-Strategic updated inventory scope *(Jan 7, 2014)*	Summary of changes to Non-Strategic unit since 3Q13 presentation
PB&WM						
Net revenues	**395**	**274**	**669**	**165**	**834**	▪ Refinement of cost methodology across various PB&WM items ▪ Increased scope of inventory, including in Western Europe and certain positions in CIC
Provision for credit losses	11	--	11	42	53	
Total operating expenses	486	45	531	26	557	
Pre-tax income	**(102)**	**229**	**127**	**97**	**224**	
Basel 3 RWA CHF bn	6	--	6	--	6	
Leverage Exposure CHF bn	23	--	23	--	23	
IB						
Net revenues	**(595)**	--	**(595)**	**123**	**(472)**	▪ Narrowed scope of Legacy Rates and other trades within Fixed Income to only include trades currently clearable ▪ Broadened scope to include additional legacy positions and businesses in Global Credit Products ▪ Updates to other small Non-Strategic positions in IB
Total operating expenses	706	--	706	(78)	628	
Pre-tax income	**(1,302)**	--	**(1,302)**	**200**	**(1,102)**	
Basel 3 RWA CHF bn	19	--	19	(1)	18	
Leverage Exposure CHF bn	100	--	100	(16)	84	
Corporate Center						
Net revenues				**(533)**	**(533)**	▪ Addition of the Corporate Center Non-Strategic items to include legacy funding costs associated with non-Basel 3 compliant debt instruments and previously categorized underlying adjustments
Total operating expenses				269	269	
Pre-tax income				**(802)**	**(802)**	
Basel 3 RWA CHF bn				--	--	
Leverage Exposure CHF bn				--	--	
Total						
Net revenues	**(200)**	**274**	**74**	**(245)**	**(171)**	
Pre-tax income	**(1,404)**	**229**	**(1,175)**	**(505)**	**(1,680)**	
Basel 3 RWA CHF bn	25	--	25	(1)	24	
Leverage Exposure CHF bn	123	--	123	(16)	107	

Rounding differences may occur with externally published spreadsheets.

CREDIT SUISSE

January 7, 2014 16

Reconciliation of 9M13 Reported, Underlying, Non-strategic and Strategic results

(CHF in millions)		Old reporting structure: Reported results	Old reporting structure: *Underlying adjustments*[2]	Old reporting structure: Underlying results	New reporting structure: Reported results	New reporting structure: *Underlying adj.to Non-Strategic results*[2]	New reporting structure: *Underlying Non-Strategic results*	New reporting structure: Non-Strategic results[2]	New reporting structure: Strategic results
Core Results	Revenue	19,339	*(131)*	19,470	19,339	*(113)*	*(58)*	(171)	19,510
	Expenses	15,208	*325*	14,883	15,208	*325*	*1,129*	1,454	13,754
	Pre-tax Income	4,017	*(456)*	4,473	4,017	*(438)*	*(1,242)*	(1,680)	5,697
	Return on 10% B3 RWA[1]	14%		15%	14%				22%
PB&WM	Revenue	10,013	283	9,730	10,013	*301*	*533*	834	9,179
	Expenses	7,089	58	7,031	7,089	*58*	*499*	557	6,532
	Pre-tax Income	2,816	225	2,591	2,816	*243*	*(19)*	224	2,592
	Return on 10% B3 RWA[1]	28%		26%	28%				28%
IB	Revenue	9,897	-	9,897	9,897	-	*(472)*	(472)	10,369
	Expenses	7,609	-	7,609	7,609	-	*628*	628	6,981
	Pre-tax Income	2,283	-	2,283	2,283	-	*(1,102)*	(1,102)	3,385
	Return on 10% B3 RWA[1]	13%		13%	13%				23%
CC	Revenue	(571)	*(414)*	(157)	(571)	*(414)*	*(119)*	(533)	(38)
	Expenses	510	*267*	243	510	*267*	*2*	269	241
	Pre-tax Income	(1,082)	*(681)*	(401)	(1,082)	*(681)*	*(121)*	(802)	(280)

1 Calculated using post-tax income denominated in CHF; assumes tax rate of 30% in 2Q13 and 3Q13, 25% in 1Q13 and capital allocated at 10% of average Basel 3 RWAs; return on Basel 3 RWA is different from externally disclosed Return on Equity.

2 The underlying adjustment related to AMF write down of CHF (18)m is not included in Non-Strategic results in 9M13.

CREDIT SUISSE

January 7, 2014 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: January 7, 2014		Director